================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2004


                        Commission File Number: 000-11743



                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A
                                                 -----------

================================================================================

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                           Page
                                                                                                           ----
Consolidated Business Results for the First Quarter of the Year Ending March 31, 2005                        3

Signature                                                                                                    5

Exhibit Index                                                                                                6
-------------

Exhibit 1  Consolidated Business Results for the First Quarter of the Year Ending March 31, 2005             7

     CONSOLIDATED BUSINESS RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2005

     On July 28, 2004, we released our consolidated business results for the first quarter of the year ending March 31, 2005. Attached as Exhibit 1 hereto is an English translation of the release.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the section entitled "3. Forecast of Consolidated Business Results for the Year Ending March 31, 2005".

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached release. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

     - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

     - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     - Our ability to further develop our catalog and Internet sales capabilities;

     - The highly competitive nature of our business and the strength of our competitors;

     -    Effects of seasonality on our business and performance;

     - Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises such as SARS;

     - The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

     - Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

     - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached release. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached release, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/  Ikuo Otani
                                         ---------------------------------------
                                         Ikuo Otani
                                         Director of Finance, Corporate Planning


Date: July 28, 2004

                                  EXHIBIT INDEX


                                                                                                      Page
                                                                                                      ----
Exhibit 1         Consolidated Business Results for the First Quarter of the Year Ending                7
                  March 31, 2005

                                    EXHIBIT 1

                      CONSOLIDATED BUSINESS RESULTS FOR THE
                 FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2005

                          CONSOLIDATED BUSINESS RESULTS
            FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2005
                            U.S. ACCOUNTING STANDARDS

                                                                   July 28, 2004

Listed Company:  Wacoal Corp.               Stock Exchanges:  Tokyo, Osaka
Code Number:  3591                          Location of Principal Office:  Kyoto
      (URL: http://www.wacoal.co.jp/)
            -------------------------
Representative:   Position:  President and Representative Director
                  Name:  Yoshikata Tsukamoto

For Inquiries:    Position:  Corporate Officer, General Manager of Corporate
                  Planning Division
                  Name:  Ikuo Otani  Tel: (075) 682-1010

1. Matters concerning preparation of the consolidated quarterly financial results

(1)      Application of simplified accounting methods:        None

(2)      Changes in accounting methods from those used in
         the most recent fiscal year (consolidated):          None

(3)      Changes in consolidation criteria or equity-method
         application:                                         None

2.       First Quarter of the Year Ending March 31, 2005:
         Consolidated Business Results

(1)      Consolidated Business Results


                                                                      (Note) Amounts less than 1 million yen have been rounded off.
-----------------------------------------------------------------------------------------------------------------------------------
                                          Sales               Operating Income        Pre-tax Net Income          Net Income
-----------------------------------------------------------------------------------------------------------------------------------
                                       Million Yen     %     Million Yen      %        Million Yen     %      Million Yen        %
Three months ended June 30, 2004          41,316     (1.0)     3,508        4.6           3,745       7.2        2,307          5.2
Three months ended June 30, 2003          41,743       --      3,354         --           3,495        --        2,192           --
-----------------------------------------------------------------------------------------------------------------------------------
(Reference) Year Ended March 31, 2004    163,155               3,016                      4,532                  2,902
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                     Net Income Per Share     Diluted Net Earnings Per Share
--------------------------------------------------------------------------------------------
                                             Yen                           Yen
Three months ended June 30, 2004            16.03                           --
Three months ended June 30, 2003            14.96                           --
--------------------------------------------------------------------------------------------
(Reference) Year Ended March 31, 2004       19.85                           --
--------------------------------------------------------------------------------------------

(Note) Percentages indicated under sales, operating income, etc. represent the increase/decrease compared to the first quarter of the year ended March 31, 2004.

Qualitative Information Regarding the Consolidated Business Results

         For the first quarter of this fiscal year, Wacoal brand spring campaign products showed steady sales, while the summer campaign product, "T-SHIRTS BRA NAMI NAMI", which marked three years since its release, had a tough time with slow sales. On the other hand, high value-added brand products deployed through different sales channels and to different customer targets increased their sales. In our Wing brand, spring/summer campaign brassieres and bottoms showed steady sales, while lingerie and other products showed weaker sales.

         In general, our overseas business showed favorable results, but due to exchange rate effects, sales were slightly lower than in the previous year.

         Based on the above, consolidated business results for the first quarter of this fiscal year were as follows: sales of 41,316 million yen (a decrease of 1.0% from the same period of the previous year); operating income of 3,508 million yen (an increase 4.6% from the same period of the previous year); pre-tax net profit of 3,745 million yen (an increase of 7.2% from the same period of the previous year); and net profit of 2,307 million yen (an increase of 5.2% from the same period of the previous year).

(2)      Consolidated Financial Condition

------------------------------------------------------------------------------------------------------------------------------------
                    Total Assets    Total Shareholders' Equity     Total Shareholders' Equity Ratio   Shareholders' Equity Per Share
------------------------------------------------------------------------------------------------------------------------------------
                    Million Yen            Million Yen                            %                                Yen
June 30, 2004        226,733                 171,657                            75.7                             1,192.39
June 30, 2003        221,677                 164,761                            74.3                             1,124.12
------------------------------------------------------------------------------------------------------------------------------------
March 31, 2004       224,803                 170,758                            76.0                             1,186.12
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Cash Flow Status

-------------------------------------------------------------------------------------------------------------------
                             Cash Flow from           Cash Flow          Cash Flow provided       Balance of Cash
                               (used in)             provided by            by (used in)       and Cash Equivalents
                          Operating Activities   Investing Activities   Financing Activities     at End of Period
-------------------------------------------------------------------------------------------------------------------
                               Million Yen            Million Yen            Million Yen            Million Yen
Three months ended
June 30, 2004                       (8)                  2,458                    804                  30,672
Three months ended
June 30, 2003                     (123)                  6,475                  1,713                  35,312
-------------------------------------------------------------------------------------------------------------------
(Reference) Year Ended
March 31, 2004                   5,201                   1,328                 (6,138)                 27,443
-------------------------------------------------------------------------------------------------------------------

Qualitative Information regarding Consolidated Financial Condition

Cash Flow Status

         Cash and cash equivalents as of the end of the first quarter of this fiscal year were 30,672 million yen, an increase of 3,229 million yen from the end of the previous consolidated fiscal year.

Cash Flow from Operating Activities

         Cash flow used in operating activities was 8 million yen. While this figure increased due to quarterly net income of 2,307 million yen, depreciation of 837 million yen, and a decrease in other current assets of 1,208 million yen, it decreased due to increase in receivables of 1,307 million yen, a decrease in payables of 869 million yen, and a decrease in accrued expenses and other current liabilities (for payments of bonuses and corporate taxes, etc.) of 2,459 million yen.

Cash Flow Provided by Investing Activities

         Cash flow provided by investing activities was 2,458 million yen, mainly due to the redemption of short-term notes.

Cash Flow Provided by Financing Activities

         Cash flow provided by financing activities was 804 million yen. While this figure decreased due to dividends paid in cash of 2,159 million yen, it increased due to an increase in short-term bank loans of subsidiaries of 2,993 million yen, etc.

3.       Forecast of Consolidated Business Results for the Year Ending March 31,
         2005

-------------------------------------------------------------------------------------------------------------------
                           Sales       Operating Income    Pre-tax Net Income    Net Income    Net Income Per Share
-------------------------------------------------------------------------------------------------------------------
                        Million Yen       Million Yen           Million Yen      Million Yen           Yen
Six months ending
September 30, 2004         85,500           11,900                 11,900          6,700              46.54
-------------------------------------------------------------------------------------------------------------------
Year ending
March 31, 2005            166,000           13,600                 13,600          8,000              55.57
-------------------------------------------------------------------------------------------------------------------

Qualitative Information regarding Forecast of Consolidated Business Results

         At present, we have not amended our forecast of business results released on May 10, 2004 (consolidated and non-consolidated).

* The foregoing estimates are made based on information available as of the date this data was released, and due to various factors arising in the future, actual results may differ from our estimates.

                  I-1. Summary of Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------------------------------
                 Accounts                     Current First Quarter   Previous First Quarter  Increase/Decrease     Previous Year
                                                As of June 30, 2004     As of June 30, 2003                     As of March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
                 (Assets)                           Million Yen             Million Yen           Million Yen        Million Yen
I.   Current assets:

     Cash and bank deposits                              10,345               14,997                (4,652)              6,847
     Time deposits and certificate of deposit            20,327               20,315                    12              20,596
     Marketable securities                               40,061               41,280                (1,219)             44,316
     Receivables:
         Notes receivable                                 2,168                2,263                   (95)              1,226
         Accounts receivable -- trade                    19,383               19,489                  (106)             19,053
                                                        -------             --------              --------             -------
                                                         21,551               21,752                  (201)             20,279
         Allowance for returns and
           doubtful receivables                          (2,817)              (2,722)                  (95)             (2,140)
                                                        -------             --------              --------             -------
                                                         18,734               19,030                  (296)             18,139
    Inventories                                          26,206               24,667                 1,539              26,060
    Other current assets                                  7,800                6,846                   954               7,087
                                              --------------------------------------------------------------------------------------
         Total current assets                           123,473              127,135                (3,662)            123,045

II.  Tangible fixed assets:

     Land                                                19,951               22,491                (2,540)             19,910
     Buildings and structures                            56,037               55,980                    57              55,879
     Machinery and equipment                             12,471               12,371                   100              12,413
     Construction in progress                               600                   39                   561                 370
                                                        -------             --------              --------             -------
                                                         89,059               90,881                (1,822)             88,572
     Accumulated depreciation                           (39,223)             (37,427)               (1,796)            (38,640)
                                              --------------------------------------------------------------------------------------
         Net tangible fixed assets                       49,836               53,454                (3,618)             49,932

III. Other assets:

     Investments in affiliated companies                 12,722               11,220                 1,502              12,838
     Investments                                         31,580               21,230                10,350              29,872
     Lease deposits and others                            9,122                8,638                   484               9,116
                                              --------------------------------------------------------------------------------------
        Total other assets                               53,424               41,088                12,336              51,826
------------------------------------------------------------------------------------------------------------------------------------
            Total Assets                                226,733              221,677                 5,056             224,803
------------------------------------------------------------------------------------------------------------------------------------

(Note) Increase/decrease indicates the difference between the first quarter of the year ending March 31, 2005 and the first quarter of the year ended March 31, 2004.

------------------------------------------------------------------------------------------------------------------------------------
                Accounts                      Current First Quarter   Previous First Quarter   Increase/Decrease    Previous Year
                                                      As of                   As of                                     As of
                                                  June 30, 2004           June 30, 2003                             March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
   (Liabilities, minority interests and
        shareholders' equity)                      Million Yen             Million Yen            Million Yen        Million Yen
I.   Current liabilities:
     Short-term bank loans                                6,940                9,360                (2,420)              3,954

     Payables:
        Notes payable                                     3,747                2,936                   811               2,885
        Accounts payable -- trade                         8,076                7,983                    93               9,343
                                                        -------             --------              --------             -------
                                                         11,823               10,919                   904              12,228

     Accounts payable                                     4,593                4,266                   327               5,340
     Accrued payroll and bonuses                          5,248                5,749                  (501)              6,895
     Accrued corporate taxes, etc.                        1,906                2,030                  (124)              2,724
     Long-term debt to be repaid within 1 year              317                  213                   104                 374
     Other current liabilities                            3,203                2,637                   566               1,579
                                              --------------------------------------------------------------------------------------
        Total current liabilities                        34,030               35,174                (1,144)             33,094

II.  Long-term liabilities:
     Long-term debt                                         152                  448                  (296)                122
     Customer deposits                                      769                  752                    17                 805
     Reserves for retirement benefits                    13,681               18,715                (5,034)             14,794
     Other long-term liabilities                          4,657                  133                 4,524               3,424
                                              --------------------------------------------------------------------------------------
        Total long-term liabilities                      19,259               20,048                  (789)             19,145

III. Minority interests                                   1,787                1,694                    93               1,806

IV.  Shareholders' equity:
     Common stock                                        13,260               13,260                    --              13,260
     Additional paid-in capital                          25,242               25,242                    --              25,242
     Retained earnings                                  130,089              131,680                (1,591)            129,941

     Accumulated other comprehensive income
       (loss):

       Foreign currency exchange adjustment              (3,960)              (1,900)               (2,060)             (3,512)
       Unrealized gain/(loss) on securities               7,287                1,218                 6,069               6,831
       Additional minimum pension liability                (207)              (4,695)                4,488                (954)
     Treasury stock                                         (54)                 (44)                  (10)                (50)
                                              --------------------------------------------------------------------------------------
        Total shareholders' equity                      171,657              164,761                 6,896             170,758
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities, minority interests and
    shareholders' equity                                226,733              221,677                 5,056             224,803
------------------------------------------------------------------------------------------------------------------------------------

(Note) Increase/decrease indicates the difference between the first quarter of the year ending March 31, 2005 and the first quarter of the year ended March 31, 2004.

                 I-2. Summary of Consolidated Income Statements

-----------------------------------------------------------------------------------------------------------------------
                                               Current               Previous
                                             First Quarter         First Quarter                       Previous Year
                                          From April 1, 2004    From April 1, 2003      Increase/    From April 1, 2003
                Accounts                   To June 30, 2004      To June 30, 2003       Decrease      To March 31, 2004
-----------------------------------------------------------------------------------------------------------------------
                                          Million Yen    %      Million Yen    %      Million Yen   Million Yen    %
I.   Sales                                  41,316     100.0      41,743     100.0       (427)        163,155    100.0

II.  Operating expenses
     Cost of sales                          19,730      47.7      20,163      48.3       (433)         84,638     51.9
     Selling, general and administrative
       expenses                             18,078      43.8      18,226      43.7       (148)         75,501     46.3
                                          -----------------------------------------------------------------------------
     Total operating expenses               37,808      91.5      38,389      92.0       (581)        160,139     98.2
                                          -----------------------------------------------------------------------------
     Operating income                        3,508       8.5       3,354       8.0        154           3,016      1.8

III. Other income and (expenses):
     Interest income                            97       0.2         123       0.3        (26)            225      0.1
     Interest expense                          (16)     (0.0)        (31)     (0.1)        15            (113)    (0.0)
     Dividend income                           150       0.4         117       0.3         33             256      0.2
     Gain (loss) on sale and exchange
       of investment                            --                    (1)     (0.0)         1             932      0.6
     Valuation loss on investment in
       securities                               --                   (93)     (0.2)        93            (142)    (0.1)
     Others (net)                                6       0.0          26       0.1        (20)            358      0.2
                                          -----------------------------------------------------------------------------
     Total other income (expenses), net        237       0.6         141       0.4         96           1,516      1.0
                                          -----------------------------------------------------------------------------
Income before income taxes, equity in
  net income of affiliated companies
  and minority interests                     3,745       9.1       3,495       8.4        250           4,532      2.8
                                          -----------------------------------------------------------------------------
Income taxes                                 1,715       4.2       1,558       3.8        157           2,520      1.5
                                          -----------------------------------------------------------------------------
Income before equity in net income of
  affiliated companies and minority
  interests                                  2,030       4.9       1,937       4.6         93           2,012      1.3
Equity in net income of affiliated
  companies                                    299       0.7         272       0.7         27           1,032      0.6
Minority interests                             (22)     (0.1)        (17)     (0.0)        (5)           (142)    (0.1)
                                          -----------------------------------------------------------------------------
Net income                                   2,307       5.6       2,192       5.3        115           2,902      1.8
-----------------------------------------------------------------------------------------------------------------------
Net income per share                            16.03 yen             14.96 yen                            19.85 yen
-----------------------------------------------------------------------------------------------------------------------

(Note) 1. Increase/decrease indicates the difference between the first quarter of the year ending March 31, 2005 and the first quarter of the year ended March 31, 2004.
       2. Applying Statement of Financial Accounting Standards No. 130:
          Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for
          (1) the first quarter of the year ending March 31, 2005, (2) the first quarter of the year ended March 31, 2004, and (3) the year ended
          March 31, 2004 was an increase of 3,062 million yen, 5,901 million yen, and 14,353 million yen, respectively.

               I-3. Summary of Consolidated Cash Flow Statements

------------------------------------------------------------------------------------------------------------------------------------
                      Accounts                         Current First Quarter       Previous First Quarter          Previous Year
                                                         From April 1, 2004          From April 1, 2003          From April 1, 2003
                                                          To June 30, 2004            To June 30, 2003           To March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                            Million Yen                  Million Yen                Million Yen
I.   Operating activities
     1.   Net income                                          2,307                        2,192                       2,902
     2.   Adjustments of net income to cash flow
          from operating activities
          (1) Depreciation and amortization                     837                          724                       3,081
          (2) Gain/loss on sale of fixed assets                  (8)                         308                         455
          (3) Impairment loss on fixed assets                    --                           --                       2,574
          (4) Valuation loss on investment in securities         --                           93                         142
          (5) Gain on sale and exchange of
              investment securities                              --                            1                        (932)
          (6) Equity in net income of affiliated
              companies                                        (119)                         (54)                       (726)
          (7) Changes in assets and liabilities
              Decrease (increase) in receivables             (1,307)                      (1,307)                        (46)
              Decrease (increase) in inventories               (215)                        (300)                     (2,124)
              Increase (decrease) in payables                  (869)                      (1,345)                      1,020
              Increase in reserves for retirement benefits      154                          779                       3,212
              Increase (decrease) in accrued expenses
              and other current liabilities                  (2,459)                      (2,539)                       (657)
          (8) Others                                          1,671                        1,325                      (3,700)
                                                          --------------------------------------------------------------------------
                  Net cash flow from operating activities        (8)                        (123)                      5,201

II.  Investing activities
     1.   Proceeds from sales and redemption of
          marketable securities                              13,373                       17,244                      59,977
     2.   Acquisition of marketable securities               (9,207)                     (10,199)                    (56,019)
     3.   Proceeds from sales of fixed assets                    46                          154                         369
     4.   Proceeds from sale and redemption
          of investments                                         --                           --                       2,130
     5.   Acquisition of tangible fixed assets                 (811)                        (458)                     (2,338)
     6.   Acquisition of investments in
          affiliated companies                                  (15)                        (253)                     (1,690)
     7.   Acquisition of investments                           (903)                          (3)                       (776)
     8.   Increase in other assets                              (25)                         (10)                       (325)
                                                          --------------------------------------------------------------------------
                  Net cash flow provided by (used in)
                  investing activities                        2,458                        6,475                       1,328

III. Financing activities
     1.   Increase (decrease) in short-term bank loans        2,993                        3,711                      (1,595)
     2.   Proceeds from long-term debt                           32                            1                          49
     3.   Repayment of long-term debt                           (58)                         (20)                       (158)
     4.   Purchase of treasury stock                             (4)                          (1)                     (2,456)
     5.   Dividends paid in cash                             (2,159)                      (1,978)                     (1,978)
                                                          --------------------------------------------------------------------------
                  Net cash flow provided by (used in)
                  financing activities                          804                        1,713                      (6,138)

                                                          --------------------------------------------------------------------------
IV.  Effect of exchange rate on cash and cash equivalents       (25)                           1                        (194)
                                                          --------------------------------------------------------------------------
V.   Increase (decrease) in cash and cash equivalents         3,229                        8,066                         197
VI.  Initial balance of cash and cash equivalents            27,443                       27,246                      27,246
                                                          --------------------------------------------------------------------------
VII. Period end balance of cash and cash equivalents         30,672                       35,312                      27,443
------------------------------------------------------------------------------------------------------------------------------------

Additional Information

------------------------------------------------------------------------------------------------------------------------------------
Cash paid for:
    Interest                                                     18                           32                         114
    Income taxes, etc.                                        2,752                        2,754                       5,846
------------------------------------------------------------------------------------------------------------------------------------

                            II. Segment Information

(1)  Segment Information by Type of Business

Three months ended June 30, 2004

                                                                                                                 (Unit: Million Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             Textile goods and                                   Elimination or
                                              related products        Others         Total          corporate         Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Sales
     (1)  Sales to outside customers              38,473              2,843          41,316             --              41,316
------------------------------------------------------------------------------------------------------------------------------------
     (2)  Internal sales among segments               --                973             973           (973)                 --
------------------------------------------------------------------------------------------------------------------------------------
               Total                              38,473              3,816          42,289           (973)             41,316
------------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses                34,593              3,923          38,516           (708)             37,808
------------------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                  3,880               (107)          3,773           (265)              3,508
------------------------------------------------------------------------------------------------------------------------------------

Three months ended June 30, 2003

                                                                                                                 (Unit: Million Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             Textile goods and                                   Elimination or
                                              related products        Others         Total          corporate         Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Sales
     (1)  Sales to outside customers              39,124              2,619          41,743             --               41,743
------------------------------------------------------------------------------------------------------------------------------------
     (2)  Internal sales among segments               --              1,855           1,855         (1,855)                  --
------------------------------------------------------------------------------------------------------------------------------------
               Total                              39,124              4,474          43,598         (1,855)              41,743
------------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses                35,347              4,525          39,872         (1,483)              38,389
------------------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                  3,777                (51)          3,726           (372)               3,354
------------------------------------------------------------------------------------------------------------------------------------

(Note)   1. Segment information is prepared based on the "Regulations Concerning
            Consolidated Interim Financial Statements".
         2. Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.
         3. Core products of the respective businesses:
            Textile goods and related products:
                     innerwear (foundation, lingerie, nightwear and children's innerwear), outerwear, sportswear, hosiery, etc.
            Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)  Segment Information by Location

Three months ended June 30, 2004

                                                                                                                 (Unit: Million Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                  Japan       Asia        Europe/U.S.     Total    Elimination or
                                                                                                     corporate        Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Sales
     (1)  Sales to outside customers              37,008      1,296         3,012         41,316           --            41,316
------------------------------------------------------------------------------------------------------------------------------------
     (2)  Internal sales among segments              206        921            --          1,127       (1,127)               --
------------------------------------------------------------------------------------------------------------------------------------
               Total                            37,214      2,217         3,012         42,443       (1,127)           41,316
------------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses                34,000      2,008         2,662         38,670         (862)           37,808
------------------------------------------------------------------------------------------------------------------------------------
          Operating income                         3,214        209           350          3,773         (265)            3,508
------------------------------------------------------------------------------------------------------------------------------------

Three months ended June 30, 2003

                                                                                                                 (Unit: Million Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                  Japan       Asia        Europe/U.S.     Total    Elimination or
                                                                                                     corporate        Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Sales
     (1)  Sales to outside customers              37,363      1,258         3,122         41,743           --            41,743
------------------------------------------------------------------------------------------------------------------------------------
     (2)  Internal sales among segments              308        786            --          1,094       (1,094)               --
------------------------------------------------------------------------------------------------------------------------------------
               Total                              37,671      2,044         3,122         42,837       (1,094)           41,743
------------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses                34,494      1,880         2,737         39,111         (722)           38,389
------------------------------------------------------------------------------------------------------------------------------------
          Operating income                         3,177        164           385          3,726         (372)            3,354
------------------------------------------------------------------------------------------------------------------------------------

(Note)   1. Segment information is prepared based on the "Regulations Concerning
            Consolidated Interim Financial Statements".
         2. Major countries and areas included in the respective segments other than Japan:
                Asia: various countries of East Asia and Southeast Asia

                  Europe/U.S.:  the U.S. and various European countries


(3)  Overseas Sales

Three months ended June 30, 2004

                                                                                                    (Unit: Million Yen)
-----------------------------------------------------------------------------------------------------------------------
                                                            Asia                  Europe/U.S.              Total
-----------------------------------------------------------------------------------------------------------------------
I.   Overseas sales                                         1,296                    3,012                  4,308
-----------------------------------------------------------------------------------------------------------------------
II.  Consolidated sales                                                                                    41,316
-----------------------------------------------------------------------------------------------------------------------
III. Ratio of overseas sales in consolidated sales          3.1%                     7.3%                  10.4%
-----------------------------------------------------------------------------------------------------------------------

Three months ended June 30, 2003

                                                                                                    (Unit: Million Yen)
-----------------------------------------------------------------------------------------------------------------------
                                                            Asia                  Europe/U.S.              Total
-----------------------------------------------------------------------------------------------------------------------
I.   Overseas sales                                         1,258                    3,122                  4,380
-----------------------------------------------------------------------------------------------------------------------
II.  Consolidated sales                                                                                    41,743
-----------------------------------------------------------------------------------------------------------------------
III. Ratio of overseas sales in consolidated sales          3.0%                     7.5%                  10.5%
-----------------------------------------------------------------------------------------------------------------------

(Note) 1. Segment information is prepared based on the "Regulations Concerning Consolidated Interim Financial Statements".
       2. Major countries and areas included in the respective segments other than Japan:
              Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

                      III. Status of Production and Sales

(1)      Production Results

-----------------------------------------------------------------------------------------------------------------------
                                         Three months                  Three months               Previous fiscal Year
Segment name by type of              Ended June 30, 2004           Ended June 30, 2003           Ended March 31, 2004
        business                 --------------------------------------------------------------------------------------
                                                 Distribution                 Distribution                 Distribution
                                     Amount         Ratio          Amount        Ratio           Amount       Ratio
-----------------------------------------------------------------------------------------------------------------------
                                   Million Yen        %          Million Yen       %           Million Yen      %

Textile goods and related
  products                           17,273         100.0          17,751        100.0            (478)       (2.7)


(2)      Sales Results

-----------------------------------------------------------------------------------------------------------------------
                                         Three months                  Three months               Previous fiscal Year
Segment name by type of              Ended June 30, 2004           Ended June 30, 2003           Ended March 31, 2004
        business                 --------------------------------------------------------------------------------------
                                                 Distribution                 Distribution                 Distribution
                                     Amount         Ratio          Amount        Ratio           Amount       Ratio
-----------------------------------------------------------------------------------------------------------------------
                                   Million Yen        %          Million Yen       %           Million Yen      %

          Innerwear
          Foundation and
            lingerie                 30,102          72.8          30,260         72.5            (158)       (0.5)
          Nightwear                   3,089           7.5           3,580          8.6            (491)      (13.7)
          Children's underwear          652           1.6             750          1.8             (98)      (13.2)
Textile  --------------------------------------------------------------------------------------------------------------
goods       Subtotal                 33,843          81.9          34,590         82.9            (747)       (2.2)
and      --------------------------------------------------------------------------------------------------------------
related   Outerwear/Sportswear        2,833           6.8           2,815          6.7              18         0.6
products --------------------------------------------------------------------------------------------------------------
          Hosiery                       528           1.3             461          1.1              67        14.5
         --------------------------------------------------------------------------------------------------------------
          Other textile goods and
           related products           1,269           3.1           1,258          3.0              11         0.9
         --------------------------------------------------------------------------------------------------------------
             Total                   38,473          93.1          39,124         93.7            (650)       (1.7)
-----------------------------------------------------------------------------------------------------------------------
Others                                2,843           6.9           2,619          6.3             224         8.6
-----------------------------------------------------------------------------------------------------------------------
Total                                41,316         100.0          41,743        100.0            (427)       (1.0)
-----------------------------------------------------------------------------------------------------------------------

                                      -9-

(Reference)  Recent Trend of Quarterly Business Results

Year ending March 31, 2005 (consolidated)

------------------------------------------------------------------------------------------------------------------------------------
                                                First Quarter         Second Quarter         Third Quarter          Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------------
                                              From April 1, 2004    From July 1, 2004    From October 1, 2004   From January 1, 2005
                                               To June 30, 2004   To September 30, 2004  To December 31, 2004     To March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
Sales                            (Million Yen)        41,316
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                 (Million Yen)         3,508
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax Net Income               (Million Yen)         3,745
------------------------------------------------------------------------------------------------------------------------------------
Net Income                       (Million Yen)         2,307
------------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share             (Yen)                 16.03
------------------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Share   (Yen)                    --
====================================================================================================================================
Total Assets                     (Million Yen)       226,733
------------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity       (Million Yen)       171,657
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity Per Share   (Yen)              1,192.39
====================================================================================================================================
Cash Flow from (used in)
Operating Activities             (Million Yen)            (8)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)
Investing Activities             (Million Yen)         2,458
------------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)
Financing Activities             (Million Yen)           804
------------------------------------------------------------------------------------------------------------------------------------
Balance of Cash and Cash
Equivalents at End of Period     (Million Yen)        30,672
------------------------------------------------------------------------------------------------------------------------------------

Year ended March 31, 2004 (consolidated)

------------------------------------------------------------------------------------------------------------------------------------
                                                First Quarter         Second Quarter         Third Quarter          Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------------
                                              From April 1, 2003    From July 1, 2003    From October 1, 2003   From January 1, 2004
                                               To June 30, 2003   To September 30, 2003  To December 31, 2003     To March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
Sales                          (Million Yen)          41,743             84,347                126,924               163,155
------------------------------------------------------------------------------------------------------------------------------------
Operating Income               (Million Yen)           3,354              6,021                  9,065                 3,016
------------------------------------------------------------------------------------------------------------------------------------
Pre-tax Net Income             (Million Yen)           3,495              6,694                  9,960                 4,532
------------------------------------------------------------------------------------------------------------------------------------
Net Income                     (Million Yen)           2,192              4,424                  6,317                 2,902
------------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share           (Yen)                   14.96              30.18                  43.10                 19.85
------------------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Share (Yen)                      --                 --                     --                    --
====================================================================================================================================
Total Assets                   (Million Yen)         221,677            227,916                232,731               224,803
------------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity     (Million Yen)         164,761            170,347                174,089               170,758
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity Per Share (Yen)                1,124.12           1,162.24               1,187.78              1,186.12
====================================================================================================================================
Cash Flow from (used in)
Operating Activities           (Million Yen)            (123)             2,859                  6,055                 5,201
------------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)
Investing Activities           (Million Yen)           6,475              8,852                  5,198                 1,328
------------------------------------------------------------------------------------------------------------------------------------
Cash Flow provided by (used in)
Financing Activities           (Million Yen)           1,713             (2,102)                   281                (6,138)
------------------------------------------------------------------------------------------------------------------------------------
Balance of Cash and Cash
Equivalents at End of Period   (Million Yen)          35,312             36,864                 38,658                27,443
------------------------------------------------------------------------------------------------------------------------------------

                                      -10-